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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549
                                 ---------------

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               For May 26, 2006, 2006

                         COMMISSION FILE NUMBER 5-59311

                                 ---------------

                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)
                                 ---------------

                                 Neue Strasse 95
                     D-73230 Kirchheim/Teck-Nabern, Germany
                     (Address of principal executive office)

                                 ---------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes [ ]             No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes [ ]             No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__


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                                  Notice of AGM


    MUNICH--(BUSINESS WIRE)--May 26, 2006--

DIALOG SEMICONDUCTOR Plc.: Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that a General Meeting of Dialog Semiconductor Plc (the "Company") will be held at Holborn Gate, 26 Southampton
Buildings, London WC2A 1PB on Monday 19th June 2006 at 11.00 a.m. for the purpose of transacting the following business:

To consider, and if thought fit, to pass the following Resolutions which will be proposed as ORDINARY RESOLUTIONS:

RESOLUTION 1 - Receipt of the IFRS compliant report and accounts

To receive the Company's audited accounts for the year ended 31st December 2005 together with the last Directors' report, the last Directors' remuneration report and the Auditors' report on those accounts and the auditable part of the remuneration report.

RESOLUTION 2 - Directors' Remuneration Report

THAT the Directors' remuneration report and the remuneration policy set out in the audited accounts of the Company for the year ended 31st December 2005 be and they are hereby approved.

RESOLUTION 3 - Reappointment of the Auditors

THAT KPMG LLP be and are hereby reappointed Auditors of the Company to hold office until the conclusion of the next Annual General Meeting at which accounts are laid before the Company.

RESOLUTION 4 - Authority to agree the Auditors' remuneration

THAT the Directors be and they are hereby authorised to agree the remuneration of the Auditors.

RESOLUTION 5 - Re-election of Jan Tufvesson as Director of the Company

THAT Jan Tufvesson retiring pursuant to Article 82 of the Company's Articles of Association ("Articles") be and is hereby re-elected a Director of the Company.

RESOLUTION 6 - Re-election of Greg Reyes as Director of the Company

THAT Greg Reyes retiring pursuant to Article 82 of the Company's
Articles be and is hereby re-elected a Director of the Company.

RESOLUTION 7 - Re-election of Michael Glover as Director of the
Company

THAT Michael Glover retiring pursuant to Article 82 of the Company's Articles be and is hereby re-elected a Director of the Company.

RESOLUTION 8 - Re-election of Jalal Bagherli as Director of the
Company

THAT Jalal Bagherli retiring pursuant to Article 88 of the Company's Articles be and is hereby re-elected a Director of the Company.

RESOLUTION 9 - Re-election of Peter Weber as Director of the Company

THAT Peter Weber retiring pursuant to Article 88 of the Company's
Articles be and is hereby re-elected a Director of the Company.

RESOLUTION 10 - Dialog Semiconductor Plc 1998 Share Option Scheme

THAT the amendments to the rules of the Dialog Semiconductor Plc Share Option Scheme adopted by the Company in 1998 ("1998 Share Option Scheme"), summarised in the explanatory notes to this Notice of Annual General Meeting and any consequential amendments which the Directors deem necessary or desirable to give effect to such amendments, be and are hereby approved.

RESOLUTION 11 - Dialog Semiconductor Plc Inland Revenue Approved
Company Share Option Plan

THAT the amendments to the rules of the Dialog Semiconductor Plc Inland Revenue Approved Company Share Option Plan ("Inland Revenue Share Option Plan"), summarised in the explanatory notes to this Notice of Annual General Meeting and any consequential amendments which the Directors deem necessary or desirable to give effect to such amendments, be and are hereby approved, subject to and conditional on the approval by HM Revenue and Customs of such amendments and subject to any such alterations to those amendments that may be required by HM Revenue and Customs to ensure that the Inland Revenue Share Option Plan continues to be approved under the Income Tax (Earnings and Pensions) Act 2003.

RESOLUTION 12 - Dialog Semiconductor Plc Non-Executive Directors 2006 Share Option Scheme

THAT the Dialog Semiconductor Plc Non-Executive Directors 2006 Share Option Scheme ("Non-Executive Directors 2006 Share Option Scheme") the principal terms of which are summarised in the explanatory notes to this Notice of Annual General Meeting be and is hereby approved and that the Directors be and are hereby authorised to do all acts and things which they may consider necessary or desirable to carry the Non-Executive Directors 2006 Share Option Scheme into effect.

RESOLUTION 13 - Section 80 Authority to allot shares

THAT the Directors be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of (pound)1,550,000 for a period expiring at the conclusion of the Company's next Annual General
Meeting provided that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred by this resolution had not expired.

To consider, and if thought fit, to pass the following Resolutions which will be proposed as SPECIAL RESOLUTIONS:

RESOLUTION 14- Disapplication of pre-emption rights

THAT the Directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities for cash pursuant to the authority conferred by Article 6.1 of the Articles and resolution 13 above as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

(b) in connection with the allotment of equity securities pursuant to the Non-Executive Directors 2006 Share Option Scheme up to an aggregate nominal amount of (pound)50,000; and

(c) otherwise than pursuant to sub-paragraphs (a) or (b) above up to an aggregate nominal amount of (pound)230,345, and shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution or fifteen months from the date of this resolution, whichever is earlier, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired and in this resolution the expression "equity securities" and references to the allotment of equity securities shall bear the same respective meanings as in section 94 of the Act.

RESOLUTION 15 - Amendment to Article 107 of the Company's Articles of
Association

Subject to the passing in general meeting of Resolution 12 above, that
Article 107 of the Company's Articles be deleted and replaced with the following:

"The ordinary remuneration of the Directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles and excluding the value of any options granted to them pursuant to any share option scheme approved by ordinary resolution of the Company) shall not exceed in aggregate
(pound)250,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board."

RESOLUTION 16 - Amendment to Article 151 of the Company's Articles of
Association

That Article 151 be deleted and replaced with the following wording:

"The Company shall indemnify the directors and other officers of the Company in respect of any proceedings, whether civil or criminal, brought against them by reason of their being directors or officers of the Company pursuant to, and to the fullest extent permitted by, the Act."

By Order of the Board

Tim Anderson
Secretary
May 2006
Dialog Semiconductor Plc
Chichester House
278-282 High Holborn
London WC1V 7HA

Important Notes

Proxy

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy or more than one proxy to attend and vote instead of him or her. A proxy need not be a shareholder.

In order to make voting for shareholders easier, Dialog Semiconductor Plc has appointed an Independent Proxy Agent to exercise shareholders' voting rights according to their written instructions at the AGM 2006.

In order to exercise voting rights by proxy or through the Independent Proxy Agent, go to http://www.dialog-semiconductor.com/agm2006/ where shareholders will find further information and the proxy form. In addition to completing the proxy form shareholders must register for the meeting no later than 48 hours prior to the meeting. In order to register shareholders must instruct their depository bank to send their deposit receipt to Clearstream Banking AG, Neue Borsenstr. 1, 60487 Frankfurt/Main, Germany, Fax: *49 (0)69/211-14240. Shareholders will then receive an admission ticket to the AGM which they should give to their proxy.

The Independent Proxy Agent at the AGM will be Martina Zawadzki who may be contacted by email: dialog@art-of-conference.de.

Personal Attendance

Shareholders wishing to attend the AGM should register for the meeting no later than 48 hours prior to the meeting. In order to register shareholders must instruct their depository bank to send their deposit receipt to Clearstream Banking AG, Neue Borsenstr. 1, 60487 Frankfurt/Main, Germany, Fax: *49 (0)69/211-14240. Shareholders will then receive an admission ticket to the AGM.

Explanatory Notes

Resolutions

Resolutions 1 to 13 are proposed as ordinary resolutions. To pass these resolutions more than 50% of the votes cast on each resolution must be in favour. Resolutions 14 to 16 are proposed as special resolutions. To pass special resolutions not less than 75% of the votes cast on the resolution must be in favour.

Resolutions 1 and 2

The Company's IFRS compliant audited accounts for the year ended 31 December 2005 together with the last Directors' report, the last Directors' remuneration report and the Auditors' report on those accounts and the auditable part of the remuneration report are available on the Company's website http://www.dialog-semiconductor.com/agm2006/. Please note that the Directors do not propose to declare a dividend.

Resolutions 5 to 7 - Re-election of Directors

Jan Tufvesson, Greg Reyes and Michael Glover are retiring by rotation and offering themselves for reappointment in accordance with the Company's Articles.

Resolutions 8 and 9 - Re-election of Directors

Jalal Bagherli and Peter Weber are required by the Company's Articles to retire at the AGM and seek reappointment, as they were appointed to the Board since the last AGM.

Resolutions 10 and 11- Dialog Semiconductor Plc 1998 Share Option
Scheme and Dialog Semiconductor Plc Inland Revenue Approved Share
Option Plan

The Directors of the Company wish to amend the rules of the Company's 1998 Share Option Scheme and Inland Revenue Share Option Plan so that they better accord with what the Directors consider to be current market practice and to provide the Company's employees with a more competitive compensation package.

A summary of the proposed amendments to the two schemes is as follows:

-- It is proposed that there will be a reduction in the option period from ten to seven years for options granted after adoption of the proposed amendments ("New Options"). The directors consider that this amendment will benefit the Company by reducing the length of the Company's liability in respect of New Options;

-- It is proposed that the period in which Long Options (being those Long Options granted after adoption of the proposed amendments) may be exercised, will be reduced from five to four years. The Directors believe that this will make the existing share option schemes more competitive;

-- It is proposed that a new rule be inserted into both schemes making it clear that all New Options will vest (meaning to be exercisable) on a monthly, linear basis (it should be noted that currently the options vest annually). The Directors consider that monthly vesting will be more attractive to employees; and

-- It is proposed that the Directors may grant options during any period which is not a close period.

It should be noted that the proposed amendments to the Company's
Inland Revenue Share Option Plan are subject to and conditional on approval by HM Revenue and Customs.

Resolution 12 - Dialog Semiconductor Plc Non-Executive Directors 2006 Share Option Scheme

The Directors of the Company consider it desirable to introduce a new share option scheme in order to attract and retain Non-Executive
Directors of the calibre required by the Company. The aim of Resolution 12 is to give the shareholders of the Company the opportunity to approve the Non-Executive Directors 2006 Share Option Scheme.

The Company is seeking to create an increasingly international board of executive and non-executive directors to meet the challenges of the markets in which it operates. The Company is also seeking, at a prudent level, to align an element of the Board's compensation with value creation in the Company. In order to achieve this, it is proposed that the overall remuneration package for non-executive directors should be adjusted to include a stock option scheme. The scheme would be coupled with a reduction in fixed cash compensation.
In due course the cash compensation levels may increase but will remain within the current maximum set out in the Articles of (pound)250,000 per year in the aggregate for all non-executive directors unless an increase in this aggregate figure is approved by the shareholders.

It is intended that there will be an initial grant of 50,000 options to each existing Non-Executive Director following shareholder approval of the Non-Executive Directors 2006 Share Option Scheme and to each new Non-Executive Director on joining the Board ("Initial Grant"). Thereafter 20,000 options will be granted annually to each Non-Executive Director as soon as practicable following the AGM ("Annual Grant"). It should be noted that pursuant to the Articles of Association of the Company the maximum number of Directors at any one time is ten.

The number of shares over which options can be granted under the Company's 1998 Share Option Scheme and Inland Revenue Share Option Plan for employees, is limited to 15%, after issue, of the Company's issued share capital from time to time. It is proposed that options granted pursuant to the Non-Executive Directors 2006 Share Option Scheme shall be in addition to and not form part of that 15% limit. However, the Board undertakes that the aggregate number of employee and Non-Executive Director options granted and unexercised shall not exceed such 15% limit in the period prior to the 2008 AGM. At the 2008 AGM approval will be sought from shareholders as to the continuance of the Non-Executive Directors 2006 Share Option Scheme and, if appropriate, any increase in the 15% limit. For information, as at 31 December 2005, approximately 8% of the Company's issued share capital is under option to employees.

A summary of the rules of the Non-Executive Directors 2006 Share
Option Scheme is as follows:

-- The Initial Grant of options shall vest in a linear manner, month on month, over 4 years. The Annual Grant will vest in a linear manner, month on month, over 12 months;

--  The options will be priced at market price at the date of grant;

--  The options will be exercisable for 7 years;

-- Vested options will lapse, if not by then exercised, 6 months after a Director has left the Board. No further options shall vest following such Director leaving the Board;

-- If there is a change of control of the Company and the requirement for a given Director to serve on the Board is terminated:

    -- 50% of any non-vested options in respect of the Initial Grant shall accelerate to vesting; and

    -- 100% of any non-vested options in respect of any Annual Grant shall accelerate to vesting;

-- On exercise of options, any tax and/or national insurance payable by the option holder will be met by the relevant option holder.

Resolution 13 - Section 80 Authority to allot shares

The aim of Resolution 13 is to renew the Directors' authority to issue shares until the conclusion of the next AGM up to an aggregate nominal value of (pound)1,550,000 equating to 15,500,000 shares. The nominal amount of relevant securities to which this authority will relate represents the aggregate of approximately one third of the issued share capital of the Company together with a nominal amount of (pound)50,000 equating to 500,000 shares relating to the Initial Grant of options pursuant to the Non-Executive Directors 2006 Share Option Scheme. If the
Non-Executive Directors 2006 Share Option Scheme is not approved pursuant to resolution 12 the Directors do not propose a reduction in the section 80 Authority.

Resolution 14 - Disapplication of pre-emption rights

If Directors wish to issue shares they have to abide by the statutory pre-emption right in the Companies Act 1985 (the "Act"). This means that Directors have to offer any shares they want to issue to existing shareholders first. Resolution 14 seeks to give the Directors authority to disapply the statutory pre-emption where, inter alia, the share issue relates to a "rights" issue (in which case all shareholders would be made an offer to participate anyway) or where allotment is limited to the allotment of equity securities pursuant to the Non-Executive Directors 2006 Share Option Scheme or where the allotment is limited to the allotment of equity securities having a maximum aggregate nominal value of (pound)230,345 equating to 2,303,450 shares which is equivalent to 5% of the Company's issued ordinary share capital of 46,068,930 shares.

Resolution 15 - Amendment to Article 107 of the Company's Articles of
Association

Article 107 of the Company's Articles currently limits the ordinary remuneration of Non-Executive Directors (excluding amounts payable under any other provision of the Articles) in aggregate to (pound)250,000 per annum. It is proposed that Article 107 of the Articles be deleted and replaced with a new Article to make it clear that the aggregate limit of ordinary remuneration of (pound)250,000 payable annually to the Non-Executive Directors, excludes the value of any options granted to such Directors pursuant to an option scheme approved by ordinary resolution of the shareholders. This exclusion will therefore apply to options granted under the Non-Executive Directors 2006 Share Option Scheme proposed in resolution 12.

Resolution 16 - Amendment to Article 151 of the Company's Articles of
Association

Article 151 relates to the indemnity given by the Company to directors and officers of the Company in respect of claims made against them in that capacity. The new proposed wording of Article 151 reflects recent changes in English company law allowing directors enhanced protection.

Dialog Semiconductor Plc
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone: +49-7021-805-412
Fax:       +49-7021-805-200
E-mail:    info@dialog-semiconductor.de
www.dialog-semiconductor.de

Language:     English
Issuer:       Dialog Semiconductor Plc.
              Neue Strasse 95
              73230 Kirchheim/Teck-Nabern Deutschland
Phone:        +49 7021 805-0
Fax:          +49 7021 805-100
email:        martin.kloeble@diasemi.com
WWW:          www.diasemi.com
ISIN:         GB0059822006
WKN:          927200
indices:      MIDCAP, PRIMEALL, TECHALLSHARE
Listed:       Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin-Bremen, Dusseldorf, Stuttgart,
              Munchen, Hamburg; Foreign Exchange(s) Nasdaq

    CONTACT: Dialog Semiconductor Plc.
             Birgit Hummel, +49 7021-805 412
             birgit.hummel@diasemi.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                                    DIALOG SEMICONDUCTOR PLC
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Date   May 26, 2006                                 By /s/ Jalal  Bagherli
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                                                    Dr. Jalal Bagherli
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                                                    Executive Director and CEO
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